SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2001
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-29040

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Savings Plan for Employees of Fidelity Federal Savings Bank of Florida

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Fidelity Bankshares, Inc.
                                205 Datura Street
                         West Palm Beach, Florida 33401

       SAVINGS TRUST FOR EMPLOYEES OF
       FIDELITY FEDERAL BANK & TRUST


       Financial Statements for the Years Ended December 31, 2001 and 2000 and Supplemental Schedule for the Year Ended
       December 31, 2001 and Independent Auditors' Report

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL bANK & TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
   AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available
     for Benefits                                                            3

   Notes to Financial Statements                                             4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001 AND
   FOR THE YEAR THEN ENDED:

   Schedule H, Part IV, Line 4i - Supplemental Schedule
     of Assets Held for Investment Purposes                                  8



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Bank & Trust:

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank and Trust (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
-----------------------------
DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 14, 2002

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                          2001            2000
ASSETS:
  Cash                                                 $ 137,540        $ 69,275
  Investments at fair value:
    Fidelity Bankshares, Inc. common
      stock (cost - $6,167,167 in 2001
      and $4,278,367 in 2000)                         12,233,547       5,334,095
    Mutual funds (cost - $4,778,786 in 2001
      and $4,525,458 in 2000)                          4,389,873       4,288,287
    Charles Schwab Money Funds
      (at cost which approximates fair value)            572,588         177,436
    Participants' notes receivable                       657,534         431,956
  Accrued income receivable                               76,385          67,950
                                                     -----------      ----------

      Total assets                                    18,067,467      10,368,999
                                                     -----------      ----------

LIABILITIES:
  Miscellaneous liabilities                               42,374           5,418
                                                     -----------      ----------

      Total liabilities                                   42,374           5,418
                                                     -----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 18,025,093    $ 10,363,581
                                                   =============    ============

See notes to financial statements.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                            2001          2000

ADDITIONS:
  Investment income:
    Dividends and interest                             $   410,152   $   663,982
    Net appreciation in fair value of investments        5,601,108       702,847
                                                       -----------    ----------
           Total investment income                       6,011,260     1,366,829
                                                     -----------      ----------
  Contributions:
    Participants                                         1,567,040     1,241,721
    Matching from employer                                 486,433       393,155
                                                       -----------    ----------
           Total contributions                           2,053,473     1,634,876
                                                       -----------    ----------
           Total                                         8,064,733     3,001,705

DEDUCTIONS:
  Benefit payments                                         403,221       452,703
                                                       -----------    ----------
INCREASE IN NET ASSETS                                   7,661,512     2,549,002

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                     10,363,581     7,814,579
                                                       -----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                          $18,025,093   $10,363,581
                                                       ===========   ===========


See notes to financial statements

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

      General - The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Bank & Trust. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Bank & Trust and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(k) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned ninety days of vesting service.

      In December 2000, a Company Pension Contribution provision was added to the Plan for eligible employees hired subsequent to December 31, 2000, as these employees are not eligible for the Employer's defined benefit plan. The Employer's defined benefit plan is available only to employees hired prior to January 1, 2001.

      Participant and Employer Matching Contributions - Employees may contribute between 1% and 15% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all eligible Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's Contribution for that quarter, up to the lesser of the Participant's Contribution, 6% of base salary, or an aggregate of $10,500 for the year. Contributions in excess of six percent of the Participant's annual compensation are not eligible for Employer Matching Contributions. The Employer begins providing matching contributions to a Participant's account on the first January 1 or July 1 coinciding with or next following the Participant's completion of 1,000 hours of service.

      Company Pension Contributions - For eligible employees hired subsequent to December 31, 2000, the Employer provides a Company Pension Contribution equal to a percentage of the Participant's earnings based on years of service according to the following schedule:

      Years of Service               Contribution Percentage


      Less than 7 years                      3%
      7 years but less than 14 years         4%
      14 or more years                       5%

      The contribution percentage is changed annually on January
      1 of each Plan year based on the years of service earned by the Participant as of December 31 of the immediately prior Plan year. To receive a Company Pension Contribution for the Plan year, the Participant must (1) be eligible to receive Company Pension Contributions, (2) be employed on December 31 of such Plan year, and (3) have completed at least 1,000 service hours in the Plan year, terminated employment by reason of death or long-term disability, or terminated employment with the company after attainment of age 55 and completion of at least five years of service.

      Participant Accounts - The Plan provides for Participant directed accounts into an employer stock fund and several mutual funds and Charles Schwab Money Funds. Each Participant's account is credited with the Participant's Contribution and an allocation of (a) the Employer Matching Contribution,
      (b) the Company Pension Contribution, (c) Plan earnings, and (d) forfeitures of terminated Participants' non-vested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments - Participants may elect that their contributions be invested in increments of one percent of the total in one of eleven funds, including Fidelity Bankshares, Inc. common stock, Oakmark Fund, Heartland Value Fund, Janus Worldwide Fund, Janus Flexible Income Fund, Janus Twenty Fund, Federated Kaufmann Fund Class K, Safeco Equity Fund, Schwab Value Advantage Money Fund, Vanguard Wellington Fund and Vanguard Index Trust 500 Portfolio. Participants may change their investment options at any time.

      Participants' Notes Receivable - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' loan fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus one-half percent at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 2001, 86 participants had outstanding loans classified as notes receivable totaling $657,534 at interest rates ranging from 5.25% - 10.00%. At December 31, 2000, 73 participants had outstanding loans classified as notes receivable totaling $431,956 at interest rates ranging from 8.25% - 10.00%.

      Administration - The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays only the costs of operating the Plan.

      Distributions - Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability, or death. Terminated Participants with less than sixty months of service receive the value of their contributions and their vested percentage of Employer Matching Contributions; the balance of the account is forfeited and applied to the Employer Matching Contribution for all other Plan Participants in that year.

      Vesting - Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer Matching Contributions and Company Pension Contributions, and their related investment earnings according to the following schedule:


                                                                   VESTED
      YEARS OF SERVICE                                            PERCENT

      Employer Matching Contribution

      Less than 1 year                                                0%
      1 year                                                         20%
      2 years                                                        40%
      3 years                                                        60%
      4 years                                                        80%
      5 years or more                                               100%

      Company Pension Contribution

      Less than 5 years                                               0%
      5 years or more                                               100%


      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer Matching Contributions and Company Pension Contributions automatically become fully vested upon retirement at age 65, death or disability prior to age 65, or termination of the Plan.

      Plan Termination - The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.

      Reclassifications - For comparative purposes, certain amounts in the 2000 financial statements have been reclassified to conform to the presentation for 2001.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis of Presentation - The accompanying financial statements are presented on the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Investments - Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts, Schwab Value Advantage Money Fund, approximates fair value due to its liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year end. Participant loans are recorded at the loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation (depreciation) of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

      Income Taxes - The Internal Revenue Service has determined and informed the Employer by a letter dated August 27, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Benefits Payable - As of December 31, 2001 and 2000, benefits of $483,734 and $448,815, respectively, were due to Participants who have withdrawn from participation in the Plan.

      Forfeitures - During the years ended December 31, 2001 and 2000, participants who were not fully vested and incurred a break in service forfeited non-vested benefits. Forfeited amounts totaled $7,767 and $4,719 for the years ended December 31, 2001 and 2000, respectively. These forfeitures were used to reduce Employer Matching Contributions.

      Miscellaneous Liabilities - Miscellaneous liabilities include (1) miscellaneous liabilities of the Plan to the Participants and (2) the Plan's obligation to purchase investments where the trade date is prior to, and the settlement date is subsequent to, the closing of the reporting period. Included in the balance of miscellaneous liabilities at December 31, 2001 is an obligation to purchase 2,184 shares of Fidelity Federal Bank & Trust common stock, valued at $34,878 as of such date.

3.    INVESTMENTS

      Investments in excess of five percent of net assets available for benefits at December 31, 2001 and 2000, valued at fair value, are as follows:


      Description                                         2001            2000

      Fidelity Bankshares, Inc. common stock         $12,233,547      $5,334,095
      Janus Worldwide fund                                               901,136
      Vanguard Index Trust 500 Portfolio                                 965,201
      Vanguard Wellington Fund                                           748,689


      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,601,108 and $702,847, respectively, as follows:

                                                        2001             2000

      Fidelity Bankshares, Inc. common stock       $ 5,885,976      $ 1,416,692
      Mutual funds                                    (284,868)        (713,845)
                                                   -----------      -----------
                                                   $ 5,601,108      $   702,847
                                                   ===========      ===========

   4.  RELATED PARTY TRANSACTIONS

      At December 31, 2001, the Plan owned 766,033 shares of common stock of Fidelity Bankshares, Inc. which had a cost and fair value of $6,167,167 and $12,233,547, respectively. During the years ended December 31, 2001 and 2000, dividend income of $296,839 and $267,047, respectively, was earned on these investments.

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

SCHEDULE H, PART IV, LINE 4i - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001


                                                                             Shares                    Current
      Identity of Issuer                        Description                   Held         Cost         Value


* Fidelity Bankshares, Inc.                     Common stock                766,033   $ 6,167,167   $12,233,547
                                                                           --------   -----------   -----------


  Heartland Value Fund                          Mutual fund                   9,889       356,350       368,366
  Janus Flexible Income Fund                    Mutual fund                  22,837       214,592       210,553
  Janus Twenty Fund                             Mutual fund                   8,749       419,583       336,504
  Janus Worldwide Fund                          Mutual fund                  15,668       822,045       686,887
  Federated Kaufmann Fund Class K               Mutual fund                  89,679       462,245       393,692
  Oakmark Fund                                  Mutual fund                  11,704       401,702       412,809
  Safeco Equity Fund                            Mutual fund                  15,547       322,453       288,250
  Vanguard Index Trust 500 Portfolio            Mutual fund                   8,388       924,165       888,186
  Vanguard Wellington Fund                      Mutual fund                  29,517       855,651       804,626
                                                                                      -----------   -----------
           Total mutual funds                                                           4,778,786     4,389,873
                                                                                      -----------   -----------


  Schwab Value Advantage Money Fund             Money funds                 572,588       572,588       572,588
                                                                                      -----------   -----------
  Loan Fund                            Participants' Notes Receivable       657,534       657,534       657,534
                                                                                      -----------   -----------

           Total investments                                                          $12,176,075   $17,853,542
                                                                                      ===========   ===========
* Party-in-interest

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        SAVINGS PLAN FOR EMPLOYEES OF
                                        FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

                                        FIDELITY FEDERAL BANK & TRUST
                                        PLAN ADMINISTRATOR


Date: June 25, 2002                    By: /s/ Richard Aldred
                                           -------------------------------------
                                           Name: Richard Aldred
                                           Title:Executive Vice President